16001892

Mail Processing Section

FEB 29 2016

Washington DC 409

UNITED STA ES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65857 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHERN LIGHTS DISTRIBUTORS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17605 Wright Street
(No. and Street)

Omaha (City) NE (State) 68130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Daniel Applegarth 402-896-7043
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) NE (State) 68102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, **M. DANIEL APPLEGARTH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of **NORTHERN LIGHTS DISTRIBUTORS, LLC** (the "Company"), as of and for the year ended December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**NONE**

GENERAL NOTARY - State of Nebraska
MALINIE A. STABEN
My Comm. Exp. September 28, 2017

[signature]
Signature

Treasurer/FINOP
Title

[signature]
Notary Public

Northern Lights Distributors, LLC Table of Contents. This report ** contains (check all applicable boxes):

☒

| | | |
|---|---|---|
| (X) | Report of Independent Registered Public Accounting Firm | |
| (X) | (a) | Facing Page |
| (X) | (b) | Statement of Financial Condition |
| (X) | (c) | Statement of Income (Operations) |
| (X) | (d) | Statement of Cash Flows |
| (X) | (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors |
| (X) | Notes to Financial Statements | |
| (X) | (g) | [Unconsolidated] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 |
| (X) | (h) | [Unconsolidated] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 |
| (X) | (i) | [Unconsolidated] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 [included in items g and h] |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation [included in the notes to the financial statements] |

# Northern Lights Distributors, LLC

(A Wholly Owned Subsidiary of
NorthStar Financial Services Group, LLC)

(SEC I.D. No. 8-65857)

Statement of Financial Condition
as of December 31, 2015 and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

# Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-1649
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members and Managers of
Northern Lights Distributors, LLC
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Northern Lights Distributors, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Northern Lights Distributors, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2016

# NORTHERN LIGHTS DISTRIBUTORS, LLC
## (A Wholly Owned Subsidiary of NorthStar Financial Services Group, LLC)

### STATEMENT OF FINANCIAL CONDITION
### AS OF DECEMBER 31, 2015

### ASSETS

| | |
|---|---|
| CASH | $ 1,815,101 |
| ACCOUNTS RECEIVABLE — Net of allowance for doubtful accounts of $20,556 | 4,825,991 |
| RECEIVABLES FROM AFFILIATES | 80,725 |
| PROPERTY AND EQUIPMENT AT COST — Net of accumulated depreciation and amortization of $23,887 | 26,535 |
| OTHER ASSETS | 67,449 |
| TOTAL | $ 6,815,801 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued liabilities | $ 149,246 |
| Commissions payable | 4,918,718 |
| Due to affiliate | 285,565 |
| Total liabilities | 5,353,529 |
| COMMITMENTS AND CONTINGENCIES (See Note 4) | |
| MEMBER'S EQUITY | 1,462,272 |
| TOTAL | $ 6,815,801 |

The accompanying notes are an integral part of this financial statement.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Northern Lights Distributors, LLC (NLD or the "Company") is a Nebraska limited liability company providing mutual fund distribution services to investment companies and mutual funds and annuity products to the general public. NLD is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Company is a wholly owned subsidiary of NorthStar Financial Services Group, LLC ("NorthStar" or "Parent"). NorthStar became a wholly owned subsidiary of NorthStar Topco, LLC ("NorthStar Topco") on April 30, 2015.

**Basis of Accounting** — The Company maintains its accounting records and prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

**Use of Estimates** — The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates.

**Cash** — Cash consists of amounts on deposit with banks.

**Accounts Receivable** — The Company evaluates the collectability of receivables throughout the year and establishes an allowance for bad debts for accounts or portions thereof that become past due greater than 90 days. The balances aged greater than 90 days are fully reserved as bad debt and charged to operations.

**Fixed Assets** — Fixed assets are recorded at cost. Depreciation and amortization are computed using straight-line and accelerated methods over the following ranges of estimated useful lives:

| | |
|---|---|
| Computer equipment | 3–7 years |
| Telephone equipment | 5 years |
| Furniture and fixtures | 5–7 years |

**Income Taxes** — The Company, as a wholly owned subsidiary of NorthStar Financial Services Group, LLC ("NorthStar" or "Parent" or "Member"), is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Accordingly, income from the Company is reported and respective income taxes are paid by the members of the Parent, and, as a result, no provision for federal income taxes is provided as it relates to the Company's taxable income.

**Recent Accounting Pronouncements** — In November 2014, the FASB issued ASU 2014-17, Pushdown Accounting (Topic 805). The new guidance allows a subsidiary of an acquired entity to apply pushdown accounting to its separate financial statements in the reporting period in which the change-in-control event occurs. The guidance also allows any subsidiary of an acquired entity to apply pushdown accounting to its separate financial statements, regardless of whether the acquired entity elects to apply pushdown accounting. ASU 2014-17 is effective immediately. The adoption of ASU 2014-17 was evaluated by the Company and the Company elected not to apply pushdown accounting in the change-in-control event that is listed in Note 5 below so the Company's financial statements are reflected at historical cost.

## 2. NET CAPITAL REQUIREMENTS

NLD is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $998,016 which was $641,114 in excess of its required net capital of $356,902. The Company's net capital to required net capital ratio was 2.80 to 1, and the Company's aggregate indebtedness to net capital was 5.36 to 1. The Company intends to pay distributions to its Parent during 2016, subject to applicable regulatory requirements and approvals.

## 3. RELATED PARTIES

NorthStar provides management services for a number of subsidiaries. NorthStar allocates direct expenses to the subsidiaries, and then based on a formal agreement allocates any remaining expenses to each subsidiary based primarily on the number of employees of each.

In the ordinary course of business, NLD may advance funds for the payment of expenses or carry balances for services rendered to NorthStar and NorthStar's wholly owned subsidiaries, CLS Investments, LLC (CLS), Gemini Fund Services, LLC (GFS), Gemini Hedge Fund Services, LLC (GHFS), Northern Lights Compliance Services, LLC (NLC), Gemcom, LLC (Gemcom), and Orion Advisor Services, LLC (OAS). At December 31, 2015, the amount receivable from CLS, GFS, GHFS, OAS and NLC was $80,725, which is included in receivable from affiliates on the statement of financial condition. The amount payable to NorthStar and Gemcom was $285,565, which is included in due to affiliate on the statement of financial condition.

Transactions with related parties are not necessarily indicative of dealings which would have occurred had the parties not been related.

## 4. COMMITMENTS AND CONTINGENCIES

NLD had no commitments or contingencies as of December 31, 2015.

## 5. ACQUISITIONS

On April 30, 2015, NorthStar, the Company's parent company, was acquired by NorthStar Topco, LLC. The Company elected not to apply pushdown accounting under ASU 2014-17; therefore, the Company's financial statements are reflected at historical cost.

## 6. SUBSEQUENT EVENTS

The subsequent events for the Company have been evaluated by management through the date financial statements were issued. It was determined that there were no subsequent events to recognize in the financial statements.

* * * * * *